Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

June 19, 2017

Re:	Sagoon, Inc.

Offering Statement on Form 1-A

File No. 024-10635

Ms. Jacobs:

On behalf of Sagoon, Inc. (the “Company”), I hereby request re-qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on June 21, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Govinda Giri

Govinda Giri

CEO

Sagoon, Inc.